[redacted]

14047367

SECURITIES

W

RECEIVED

2014 JAN 30 PM 1:35

SEC / MR

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

AP 3/13

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67858

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Enstream Capital Markets, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5646 Milton Street, Suite 318
(No. and Street)

Dallas	**Texas**	**75206**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Daniel Mooney **(214) 468-0900**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., P.C.
(Name - if individual, state last, first, middle name)

718 Paulus Avenue	**Dallas**	**Texas**	**75214**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DD 3/14/14

OATH OR AFFIRMATION

RECEIVED

2014 JAN 30 PM 1:26

SEC / ...

I, J. DANIEL MOONEY, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of ENSTREAM CAPITAL MARKETS, LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]
Signature

MANAGING DIRECTOR
Title

Subscribed and sworn to before me this 27 day of Jan 2014

[Signature]
Notary Public

ODED GABBAY
NOTARY PUBLIC
STATE OF TEXAS
My Comm. Expires 08-19-2016

This report* contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income (Loss).
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
X	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
X	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An oath or affirmation.
X	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o)	Independent Auditors' Report on Internal Control.
	(p)	Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McBee & Co.

A Professional Corporation
Certified Public Accountants

ENSTREAM CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2013 AND 2012

AND

FOR THE YEARS THEN ENDED

AND

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTARY INFORMATION

AND

ADDITIONAL REPORTS AND RELATED INFORMATION

ENSTREAM CAPITAL MARKETS, LLC

TABLE OF CONTENTS

DECEMBER 31, 2013 AND 2012

McBee & Co.

A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Enstream Capital Markets, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Enstream Capital Markets, LLC (a Texas limited liability company), formerly Enstream Capital Securities, LLC, which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income and changes in member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the

appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enstream Capital Markets, LLC, formerly Enstream Capital Securities, LLC, as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I, Computations of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2013 and 2012 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I, Computations of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2013 and 2012 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I, Computations of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2013 and 2012 is fairly stated in all material respects in relation to the financial statements as a whole.

January 22, 2014

McBee & Co.

ENSTREAM CAPITAL MARKETS, LLC

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
. . . . ASSETS		
Cash	$ 8,198	$ 15,266
Prepaid Expenses	5,974	27,881
TOTAL	$ 14,172	$ 43,147
. . . . LIABILITIES AND MEMBER'S EQUITY		
Commitments and Contingencies (Note 7)		
Member's Equity (Notes 3 and 8)	$ 14,172	$ 43,147
TOTAL	$ 14,172	$ 43,147

See Notes to Financial Statements

ENSTREAM CAPITAL MARKETS, LLC

STATEMENTS OF INCOME AND CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
REVENUES		
Advisory and Retainer Fees	$ 942,750	$ 578,250
Other Income	59	19
Total	942,809	578,269
EXPENSES		
Regulatory	6,994	4,513
Occupancy, Operating and Overhead (Note 7)	59,940	58,948
Total	66,934	63,461
NET INCOME	875,875	514,808
MEMBER'S EQUITY		
Beginning of Year	43,147	25,109
Distributions	(904,850)	(496,770)
End of Year	$ 14,172	$ 43,147

See Notes to Financial Statements

ENSTREAM CAPITAL MARKETS, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	**$ 875,875**	$ 514,808
Adjustments to Reconcile Net Income to Net Cash Provided by (Used by) Operating Activities:		
Changes decrease (increase) in operating assets and liabilities:		
Prepaid expenses	**21,907**	(3,335)
Accrued expenses		(4,000)
Total Adjustments	**21,907**	(7,335)
Net Cash Provided By Operating Activities	**897,782**	507,473
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's Distributions	**(904,850)**	(496,770)
Net Cash Used by Financing Activities	**(904,850)**	(496,770)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(7,068)**	10,703
Beginning of Year	**15,266**	4,563
End of Year	**$ 8,198**	$ 15,266

See Notes to Financial Statements

1. ORGANIZATION AND NATURE OF BUSINESS

Enstream Capital Markets, LLC (the "Company'), formerly Enstream Capital Securities, LLC, was incorporated in Texas, in 2006. The Company is a non-public broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Texas limited liability company that is a wholly-owned subsidiary of Enstream Capital Management, LLC (the "Parent"). As an introducing broker-dealer, the Company does not hold customer funds or securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer dealing in financial advisory services, institutional securities private placements, and merger, acquisitions and divestiture transactions.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Advisory Fees

The Company derives its revenue primarily by providing financial advisory services to U.S. oil and gas clients seeking to place private institutional securities. The Company is engaged by clients, on a success basis, to analyze company and oil and gas project information, design a financing structure, prepare placement marketing materials and strategy, coordinate investor presentations and meetings, and negotiate definitive documents to close a securities private placement transaction. Advisory fee revenue is earned upon successful closing of a transaction and generally

paid based on a percentage of capital dollars received by clients. Revenue may be earned beyond an initial closing as clients receive capital as part of a larger capital commitment and/or line of credit arrangement.

Retainer Fees

Retainer fees are received monthly and are recognized as earned.

Fair Value of Financial Instruments

Cash and prepaid expenses are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Income Taxes

The Company is taxed as a partnership for Federal income tax purposes. Accordingly, Federal income is taxed at the member level. The Company is subject to state income tax.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2013 and 2012, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

As of December 31 2013, the years ending December 31, 2010, 2011, 2012 and 2013 remain subject to examination by major tax jurisdictions.

Reclassification

For comparative purposes, certain prior period amounts in the accompanying financial statements have been reclassified to conform to the current year classifications.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013 and 2012, the Company had net capital of $8,198 and $15,266, which was $3,198 and $10,266 in excess of its required net capital of $5,000, respectively. The Company's net capital ratio was 0.0 to 1 for December 31, 2013 and 2012.

4. **LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

During the years ended December 31, 2013 and 2012, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

5. **CONCENTRATION OF CREDIT RISK**

The Company's business is influenced by the U.S. and World Economy and it operates primarily within the oil and gas industry which is dependent upon related commodity prices. The Company targets private oil and gas companies seeking to place $10 to $100 million of capital to fund the acquisition, development and/or monetization of oil and gas properties. Further, the Company primarily provides financial advisory securities private placement services which are dependent upon U.S. credit and capital markets. This lack of diversification may cause the Company's financial results to be volatile. In addition, the Company's financial performance is dependent upon the consummation of relatively few transactions per year, thereby potentially increasing financial volatility. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with a high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

6. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

7. RELATED PARTY TRANSACTIONS

The Company has an agreement with the Parent whereby the Parent will provide certain management and back-office services to the Company indefinitely, unless there is dissolution of the Company or a breach of contract, in return for a monthly fee of $1,000 plus other agreed-upon potential overhead expenses. The fee was reduced from $3,400 in December 2013. The Company's Managing Director is also the Managing Director and principal shareholder of the Parent. The services provided include consultation and direct management assistance with respect to operations, furnishing office space, equipment and supplies, and assisting other aspects of the business of the Company. For the years ended December 31, 2013 and 2012, the Company paid management fees to the Parent of $38,400 and $40,800, respectively, which are reflected as overhead expenses in the accompanying Statement of Income and Changes in Member's Equity. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

8. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the years ended December 31, 2013 and 2012, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph(k)(2)(i) of Rule 15c3-3.

9. SUBSEQUENT EVENTS

Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and the date that the financial statements were issued or available to be issued.

SUPPLEMENTARY INFORMATION

ENSTREAM CAPITAL MARKETS, LLC

SCHEDULE I

COMPUTATIONS OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
NET CAPITAL		
Total Member's Equity Qualified for Net Capital	$ 14,172	$ 43,147
Less Non-allowable Assets	5,974	27,881
Net Capital	$ 8,198	$ 15,266
AGGREGATE INDEBTEDNESS		
Total Aggregate Indebtedness	$ -	$ -
NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 5,000	$ 5,000
Excess (Deficient) Net Capital	$ 3,198	$ 10,266
Excess (Deficient) Net Capital at 1000%	$ 2,198	$ 9,266
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.0 TO 1	0.0 TO 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2013 and 2012 and the corresponding unaudited filing of part IIA of the FOCUS Report/ form X-17A-5 filed by Enstream Capital Markets, LLC.

See Notes to Financial Statements

ADDITIONAL REPORTS AND RELATED INFORMATION

McBee & Co.

A Professional Corporation
Certified Public Accountants

ENSTREAM CAPITAL MARKETS, LLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF

DECEMBER 31, 2013

AND FOR THE YEAR THEN ENDED

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

Enstream Capital Markets, LLC

In planning and performing our audit of the financial statements of Enstream Capital Markets, LLC (the "Company"), formerly Enstream Capital Securities, LLC, as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by anyone other than these specified parties.

McBee & Co.

January 22, 2014

McBee & Co.

A Professional Corporation
Certified Public Accountants

ENSTREAM CAPITAL MARKETS, LLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING

AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S

SIPC ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED

DECEMBER 31, 2013

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Enstream Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation [Form SIPC-7]) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Enstream Capital Markets, LLC (the "Company"), formerly Enstream Capital Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records, including the accounting system entry and independent bank statement noting no differences;

2. Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 nothing no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustment noting no differences; and

5. Compared the amount of any over-payment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting note differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McBee & Co.

January 22, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

SIPC-7
(33-REV 7/10)

General Assessment Reconciliation

For the fiscal year ended December 31, 2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

08-67858 FINRA DEC
Enstream Capital Markets, LLC
5646 Milton Street, Suite 318
Dallas, TX 75206

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form

Dan Mooney (214) 468-0900

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,357

B. Less payment made with SIPC-6 filed (exclude interest) (2,357)
10/1/2013
Date Paid

C. Less prior overpayment applied -

D. Assessment balance due or (overpayment) -

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -

H. Overpayment carried forward $ -

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct complete.

Enstream Capital Markets, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Managing Director
(Title)

Dated the 31st day of January 2014

This form and the assessment payment is due 60 days after the end of the fiscal year. retain the working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
Beginning January 1, 2013
and ending December 31, 2013
Elimate cents

Item No.		
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 942,809
2b.	Additions	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
	(2) Net loss from principal transactions in securities in trading accounts.	
	(3) Net loss from principal transactions in commodities in trading accounts.	
	(4) Interest and dividend expense deducted in determining item 2a.	
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net	
	(7) Net loss from securities in investment accounts.	
	Total Additions	
2c.	Deductions	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit	
	(2) Revenues from commodity transactions.	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities	
	(4) Reimbursements for postage in connection with proxy solicitation.	
	(5) Net gain from securities in investment accounts.	
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to	
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (See Instruction C):	
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	
	Enter the greater of line (i) or (ii)	
	Total deductions	
2d.	SIPC Net Operating Revenues	$ 942,809
2e.	General Assessment @ .0025	$ 2,357

(to page 1, line 2.A.)